Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 and 2025

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Pacific Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Pacific Metals Corp. and subsidiaries (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of loss, comprehensive loss, change in equity, and cash flows, for each of the two years in the period ended June 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2026, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

September 3, 2026

We have served as the Company's auditor since 2004.

New Pacific Metals Corp.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	Notes	June 30, 2026	June 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	15	$38,565,329	$16,839,959
Receivables		81,209	21,467
Deposits and prepayments		243,330	232,743
		38,889,868	17,094,169

Non-current Assets
Equity investments	3	-	54,020
Property, plant and equipment	5	936,946	1,132,797
Mineral property interests	6	120,675,217	116,934,365
TOTAL ASSETS		$160,502,031	$135,215,351

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	7	$936,142	$835,763
Due to a related party	8	189,655	91,687
		1,125,797	927,450
Total Liabilities		1,125,797	927,450

Equity
Share capital	9	215,380,495	183,315,257
Share-based payment reserve		19,454,623	20,676,968
Accumulated other comprehensive income		7,133,554	8,697,745
Deficit		(82,592,438)	(78,402,069)
Total equity attributable to the equity holders of the Company		159,376,234	134,287,901
Total Equity		159,376,234	134,287,901

TOTAL LIABILITIES AND EQUITY		$160,502,031	$135,215,351

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Jalen Yuan
CEO

See accompanying notes to the consolidated financial statements.

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New Pacific Metals Corp.

Consolidated Statements of Loss

(Expressed in US dollars)

		Years ended June 30,
	Notes	2026	2025
Operating expense
Project evaluation and corporate development		$(27,484)	$(35,934)
Depreciation	5	(170,400)	(196,539)
Filing and listing		(367,246)	(279,164)
Corporate affairs and investor relations		(498,083)	(371,145)
Professional fees		(624,446)	(499,586)
Salaries and benefits		(1,827,478)	(1,708,009)
Office and administration		(996,210)	(1,273,737)
Share-based compensation	9(b)	(1,441,940)	(1,611,845)
		(5,953,287)	(5,975,959)

Other income
Income from investments	4	$1,011,463	$787,597
Loss on disposal of property, plant and equipment	5	(21,431)	-
Foreign exchange gain		772,886	1,408,140
		1,762,918	2,195,737

Net loss		$(4,190,369)	$(3,780,222)

Attributable to:
Equity holders of the Company		$(4,190,369)	$(3,757,057)
Non-controlling interests	10	-	(23,165)
Net loss		$(4,190,369)	$(3,780,222)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.02)	$(0.02)
Weighted average number of common shares - basic and diluted		180,599,824	171,635,884

See accompanying notes to the consolidated financial statements.

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New Pacific Metals Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in US dollars)

		Years ended June 30,
	Notes	2026	2025
Net loss		$(4,190,369)	$(3,780,222)
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net loss:
Currency translation adjustment, net of tax of $nil		(1,564,191)	(265,933)
Items reclassified to net income:
Cumulative translation adjustment upon wind-up of a subsidiary		-	(464,256)
Other comprehensive loss, net of taxes		$(1,564,191)	$(730,189)

Attributable to:
Equity holders of the Company		$(1,564,191)	$(613,655)
Non-controlling interests		-	(116,534)
Other comprehensive loss, net of taxes		$(1,564,191)	$(730,189)
Total comprehensive loss, net of taxes		$(5,754,560)	$(4,510,411)

Attributable to:
Equity holders of the Company		$(5,754,560)	$(4,370,712)
Non-controlling interests		-	(139,699)
Total comprehensive loss, net of taxes		$(5,754,560)	$(4,510,411)

See accompanying notes to the consolidated financial statements.

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New Pacific Metals Corp.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

		Years ended June 30,
	Notes	2026	2025
Operating activities
Net loss		$(4,190,368)	$(3,780,222)
Add (deduct) items not affecting cash:
Income from investments	4	(1,011,463)	(787,597)
Depreciation	5	170,399	196,539
Loss on disposal of property, plant and equipment	5	21,431	-
Share-based compensation	9(b)	1,441,940	1,611,845
Foreign exchange gain		(772,886)	(1,408,140)
Changes in non-cash operating working capital	14	(90,195)	165,280
Interest received	4	937,453	741,190
Net cash used in operating activities		(3,493,689)	(3,261,105)

Investing activities
Mineral property interest
Capital expenditures		(3,864,923)	(2,968,726)
Proceeds on disposals		-	-
Property, plant and equipment
Additions	5	(34,413)	(85,120)
Proceeds on disposals	5	44,000	-
Equity investments
Proceeds on disposals		127,184	307,750
Net cash used in investing activities		(3,728,152)	(2,746,096)

Financing activities
Proceeds from issuance of common shares for bought deal, net of transaction and issuance costs	9(c)	27,009,239	-
Proceeds from issuance of common shares for option exercised		1,994,238	6,346
Net cash provided by financing activities		29,003,477	6,346
Effect of exchange rate changes on cash		(56,266)	890,603

Increase (decrease) in cash		21,725,370	(5,110,252)
Cash and cash equivalents, beginning of the year		16,839,959	21,950,211
Cash and cash equivalents, end of the yaer		$38,565,329	$16,839,959
Supplementary cash flow information	15

See accompanying notes to the consolidated financial statements.

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New Pacific Metals Corp.

Consolidated Statements of Change in Equity

(Expressed in US dollars)

		Share capital
	Notes	Number of common shares issued	Amount	Share-based payment reserve	Accumulated other comprehensive income (loss)	Deficit	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, July 1, 2024		171,299,119	$182,010,834	$19,931,083	$9,311,400	$(74,645,012)	$136,608,305	$(156,366)	$136,451,939
Options exercised	9(b)(i)	4,167	8,641	(2,295)	-	-	6,346	-	6,346
Restricted share units vested	9(b)(ii)	601,015	1,295,782	(1,295,782)	-	-	-	-	-
Share-based compensation	9(b)	-	-	2,043,962	-	-	2,043,962	-	2,043,962
Disposal upon wind-up of a subsidiary	10	-	-	-	-	-	-	296,065	296,065
Net loss		-	-	-	-	(3,757,057)	(3,757,057)	(23,165)	(3,780,222)
Currency translation adjustment		-	-	-	(613,655)	-	(613,655)	(116,534)	(730,189)
Balance, June 30, 2025		171,904,301	183,315,257	20,676,968	8,697,745	(78,402,069)	134,287,901	-	134,287,901
Options exercised	9(b)(i)	900,027	2,924,025	(929,787)	-	-	1,994,238	-	1,994,238
Restricted share units distributed	9(b)(ii)	1,017,696	2,131,974	(2,131,974)	-	-	-	-	-
Share-based compensation	9(b)	-	-	1,839,416	-	-	1,839,416	-	1,839,416
Net common shares issued through bought deal financing	9(c)	11,385,000	27,009,239	-	-	-	27,009,239	-	27,009,239
Net loss		-	-	-	-	(4,190,369)	(4,190,369)	-	(4,190,369)
Currency translation adjustment		-	-	-	(1,564,191)	-	(1,564,191)	-	(1,564,191)
Balance, June 30, 2026		185,207,024	$215,380,495	$19,454,623	$7,133,554	$(82,592,438)	$159,376,234	$-	$159,376,234

See accompanying notes to the consolidated financial statements.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance and Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS Accounting Standards in effect as of June 30, 2026.

These consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements of the Company as at and for the year ended June 30, 2026 and 2025 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on September 1, 2026.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	June 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2026	2025	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Exploration company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Corporate service company	Bolivia	100%	100%
Colquehuasi S.R.L.	Exploration company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Exploration company	Bolivia	100%	100%	Carangas

(i) British Virgin Islands ("BVI")

(c)	Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Bolivian subsidiaries is the US dollar (“USD”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

- assets and liabilities are translated using exchange rates prevailing at the reporting date;

- income and expenses are translated using average exchange rates prevailing during the period; and

- all resulting exchange gains or losses are included in other comprehensive income or loss.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statement of loss as part of the gain or loss on sale.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(d)	Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed using the straight-line method based on the nature and estimated useful lives as follows:

Land	Not depreciated
Building	20 Years
Machinery	5 Years
Motor Vehicles	5 Years
Office equipment and furniture	5 Years
Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for property, plant and equipment and any changes are applied prospectively.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(e)	Mineral Property Interest

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

Mineral property interests include the payment relating VAT until such time that the exploration and evaluation of mineral property interests are reclassified into development stage mineral interests. VAT is imposed by the Bolivian government. The Company had VAT receivables through its exploration expenditures incurred in Bolivia. Upon reclassification from exploration and evaluation to development, the VAT receivable will be recognized as a separate asset and will be deductible against future VAT payables that will be generated through sales.

The Company determines that a property is in the development stage when its technical feasibility and commercial viability are demonstrable. Costs incurred in the development stage prior to commercial production are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales before intended use during this period, if any, are recognized in profit or loss.

(f)	Impairment of Long-lived Assets

Long-lived assets, including mineral property interests, property, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets.

An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if there is evidence the loss no longer exists or has decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(g)	Share-based Payments

The Company grants share-based awards, including restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants.

For share-based awards, the fair value is charged to the consolidated statements of loss and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of share units is determined based on the quoted market price of the Company’s common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the consolidated statements of loss with a corresponding entry within equity. The amount recognized as expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(h)	Income Tax

Current tax for each taxable entity is based on the local taxable income at the local substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

-	where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

-	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(i)	Earnings (loss) per Share

Earnings (loss) per share is computed by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For RSUs, the weighted average outstanding numbers as at the end of the period are included in the calculation of diluted earnings per share. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined when the exercise price is less than the average market price of the Company’s common shares; the stock options are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. When loss per share is presented in the period, the Company’s calculation of diluted loss per share excludes any incremental shares from the assumed calculation of RSUs and stock options as they would be anti-dilutive.

(j)	Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value less directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of cash flows; and
ii.	All contractual cash flows represent only the principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss.

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit loss is assessed at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents and equity investments;
-	Financial assets classified as amortized cost: receivables and short-term investments – guaranteed investment certificates; and
-	Financial liabilities classified as amortized cost: trade and other payables, and due to related parties.

Equity investments:

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(k)	Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(l)	Significant Judgments and Estimation Uncertainties

Many amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

-	Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral property interest;
-	Determination of functional currency; and
-	Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

Areas of significant estimates include:

-	Valuation input and forfeiture rates used in calculation of share-based compensation; and
-	Valuation of securities that do not have a quoted market price.

Page | 12

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The Company estimates its mineral resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101.

(m)	New IFRS Accounting Standards and interpretations not yet applied

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside of an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on the financial statements. The Company has not early adopted any new accounting standard, interpretation or amendment that has been issued but is not yet effective.

3.	EQUITY INVESTMENTS

The equity investments are summarized as follows:

	June 30, 2026	June 30, 2025
Common shares
Public companies	$-	$54,020

Page | 13

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The continuity of equity investments is summarized as follows:

	Fair value	Accumulated mark-to- market gain included in deficit
Balance, July 1, 2024	$56,539	$3,885,508
Change in fair value	(2,641)	(2,641)
Foreign exchange impact	122	-
Balance, June 30, 2025	$54,020	$3,882,867
Proceeds on disposal	(127,184)	(127,184)
Change in fair value	74,010	74,010
Foreign exchange impact	(846)	-
Balance, June 30, 2026	$-	$3,829,693

4.	INCOME FROM INVESTMENTS

Income from investments consist of:

	Years ended June 30,
	2026	2025
Fair value change on equity investments	$74,010	$(2,641)
Fair value change on bonds	-	49,048
Interest income	937,453	741,190
Income from investments	$1,011,463	$787,597

5.	PROPERTY, PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, June 30, 2024	$630,000	$457,659	$486,490	$369,528	$90,461	2,034,138
Additions	-	67,748	-	17,372	-	85,120
Foreign currency translation impact	-	-	-	306	292	598
Balance, June 30, 2025	$630,000	$525,407	$486,490	$387,206	$90,753	$2,119,856
Additions	-	19,244	-	15,169	-	34,413
Disposals	-	(134,000)	-	-	-	(134,000)
Foreign currency translation impact	-	-	-	(3,885)	(3,621)	(7,506)
Balance, June 30, 2026	$630,000	$410,651	$486,490	$398,490	$87,132	$2,012,763

Accumulated depreciation and amortization
Balance, June 30, 2024	$-	$(231,594)	$(280,622)	$(197,605)	$(79,787)	$(789,608)
Depreciation	-	(62,280)	(79,251)	(44,539)	(10,469)	(196,539)
Foreign currency translation impact	-	-	-	(415)	(497)	(912)
Balance, June 30, 2025	$-	$(293,874)	$(359,873)	$(242,559)	$(90,753)	$(987,059)
Depreciation	-	(57,942)	(73,645)	(38,813)	-	(170,400)
Disposals	-	74,289	-	-	-	74,289
Foreign currency translation impact	-	-	-	3,732	3,621	7,353
Balance, June 30, 2026	$-	$(277,527)	$(433,518)	$(277,640)	$(87,132)	$(1,075,817)

Carrying amount
Balance, June 30, 2025	$630,000	$231,533	$126,617	$144,647	$-	$1,132,797
Balance, June 30, 2026	$630,000	$133,124	$52,972	$120,850	$-	$936,946

For the year ended June 30, 2026, certain machinery were disposed for proceeds of $44,000 and loss of $21,431.

Page | 14

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

6.	MINERAL PROPERTY INTERESTS

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the year ended June 30, 2026, total expenditures of $2,705,638 (year ended June 30, 2025 - $1,552,036) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

For the year ended June 30, 2026, total expenditures of $1,705,078 (year ended June 30, 2025 - $1,473,791) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the year ended June 30, 2026, total expenditures of $76,018 (year ended June 30, 2025 - $62,032) were capitalized under the project.

Page | 15

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	-	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	-	60,424
Value added tax not claimed	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365
Capitalized exploration expenditures
Reporting and assessment	765	519,339	-	520,104
Drilling and assaying	11,014	8,919	589	20,522
Project management and support	1,610,799	958,627	55,006	2,624,432
Camp service	899,749	154,812	19,458	1,074,019
Permit and license	6,359	42,203	-	48,562
Value added tax not claimed	176,952	21,178	965	199,095
Foreign currency impact	(527,807)	(181,714)	(36,361)	(745,882)
Balance, June 30, 2026	$92,758,700	$22,877,215	$5,039,302	$120,675,217

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2026	June 30, 2025
Accounts payable	$387,991	$242,492
Accrued liabilities	548,151	593,271
	$936,142	$835,763

8.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere, if any, in the consolidated financial statements are as follows:

Due to a related party	June 30, 2026	June 30, 2025
Silvercorp Metals Inc.	$189,655	$91,687

(a)           Silvercorp Metals Inc. (“Silvercorp”) has one director and one officer (June 30, 2025 – one director and one officer) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2026 were $767,857 (year ended June 30, 2025 - $801,406).

Page | 16

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(b)           Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the year ended June 30, 2026 and 2025 are as follows:

	Years ended June 30,
	2026	2025
Director's cash compensation	$86,831	$64,498
Director's share-based compensation	428,317	536,417
Key management's cash compensation	838,760	647,676
Key management's share-based compensation	678,528	525,454
	$2,032,436	$1,774,045

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

9.	SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the year ended June 30, 2026, a total of $1,441,940 (year ended June 30, 2025 - $1,611,845) was recorded as share-based compensation expense.

For the year ended June 30, 2026, a total of $397,476 (year ended June 30, 2025 – $432,117) was capitalized under mineral property interests.

(i)	Stock options

The continuity schedule of stock options, as at June 30, 2026, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2024	3,773,000	$3.11
Options granted	1,810,333	1.58
Options exercised	(4,167)	2.10
Options forfeited	(883,166)	2.26
Balance, June 30, 2025	4,696,000	$2.68
Options granted	400,000	4.67
Options exercised	(900,027)	3.04
Options forfeited	(381,335)	2.42
Balance, June 30, 2026	3,814,638	$2.83

During the year ended June 30, 2026, a total of 400,000 (year ended June 30, 2025 – 1,810,333) options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$4.67 (year ended June 30, 2025 – CAD$1.58) per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every 6 months after the date of grant until fully vested.

Page | 17

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The fair value of the options granted during the year ended June 30, 2026, were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended June 30,
	2026	2025
Risk free interest rate	2.43%	2.76%
Expected volatility	71.49%	70.35%
Expected life of options in years	2.75	2.75
Estimated forfeiture rate	0.16	0.14
Dividend yield	Nil	Nil

The weighted average grant date fair value of options granted during the year ended June 30, 2026, was CAD$2.14 (year ended June 30, 2025 – CAD$0.72). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options.

The following table summarizes information about stock options outstanding as at June 30, 2026:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices (CAD$)	June 30, 2026	contractual life (years)	June 30, 2026	exercise price (CAD$)
$1.58	1,140,971	3.62	339,086	$1.58
2.10	816,667	2.55	520,669	2.10
3.33	103,000	0.60	103,000	3.33
3.42	587,000	1.56	587,000	3.42
3.67	20,000	1.57	20,000	3.67
3.89	10,000	0.65	10,000	3.89
4.00	743,000	0.93	743,000	4.00
4.67	394,000	4.64	-	-
$1.58 - $4.67	3,814,638	2.56	2,322,755	$3.04

Subsequent to June 30, 2026, a total of 156,251 options were exercised with an average exercise price of CAD $2.30, and a total of 18,888 options were forfeited with an average exercise price of CAD $2.38.

(ii)	RSUs

The continuity schedule of RSUs, as at June 30, 2026, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, June 30, 2024	2,127,214	$2.94
Granted	1,139,333	1.58
Forfeited	(476,666)	2.07
Distributed	(601,015)	3.02
Balance, June 30, 2025	2,188,866	$2.40
Granted	745,000	4.67
Forfeited	(182,834)	2.08
Distributed	(1,017,696)	2.88
Balance, June 30, 2026	1,733,336	$3.12

Page | 18

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

During the year ended June 30, 2026, a total of 745,000 (year ended June 30, 2025 – 1,139,333) RSUs were granted to directors, officers, and employees at a grant date closing price of CAD$4.67 (year ended June 30, 2025 – CAD$1.58) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every 6 months after the date of grant until fully vested.

Subsequent to June 30, 2026, a total of 228,619 RSUs were vested and distributed, and a total of 32,222 RSUs were forfeited.

(c)	Bought deal financing

On October 21, 2025, the Company successfully closed a bought deal financing to issue a total of 11,385,000 common shares at a price of $2.53 (CAD $3.55) per common share for gross proceeds of $28,823,813. The underwriter’s fee and other issuance costs for the transaction were approximately $1,814,574.

(d)	Loss per share
	For the years ended June 30,
	2026			2025
	Loss (Numerator)	Shares (Denominator)	Per-share Amount	Loss (Numerator)	Shares (Denominator)	Per-share Amount
Net loss Attributable to equity holders of the Company	$(4,190,369)	$-	$-	$(3,757,057)	$-	$-

Basic loss per share	(4,190,369)	180,599,824	$(0.02)	(3,757,057)	171,635,884	$(0.02)
Effect of dilutive securities:
Stock options and RSUs	-	-	-	-	-	-
Diluted loss per share	$(4,190,369)	180,599,824	$(0.02)	$(3,757,057)	171,635,884	$(0.02)

Anti-dilutive options that are not included in the diluted loss per share calculation were nil for the year ended June 30, 2026 (year ended June 30, 2025 – nil)

10.	NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2024	$(156,366)
Share of net loss	(23,165)
Share of other comprehensive loss	(116,534)
Derecognition upon wind-up of a subsidiary	296,065
Balance, June 30, 2025	$-

The Company’s subsidiary Qinghai Found was wound-up on November 22, 2024. Non-controlling interest of $296,065 was derecognized upon the wind-up.

As at June 30, 2026, the non-controlling interest in the Company’s subsidiary Qinghai Found was 0% (June 30, 2025 - 0%).

11.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Page | 19

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2026 and June 30, 2025 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2026
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$38,565,329	$-	$-	$38,565,329

	Fair value as at June 30, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$16,839,959	$-	$-	$16,839,959
Equity investments	54,020	-	-	54,020

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2026, and June 30, 2025, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the year ended June 30, 2026.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. As at June 30, 2026, the Company had a working capital position of $37,764,071 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2026		June 30, 2025
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$936,142	$936,142	$835,763
Due to a related party	189,655	189,655	91,687
	$1,125,797	$1,125,797	$927,450

Page | 20

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2026	June 30, 2025
United States dollars	$626,576	$650,984
Bolivianos	1,728,490	1,024,674
Total	$2,355,066	$1,675,658

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$220,948	$133,275
Bolivianos	465,379	459,472
Total	$686,327	$592,747

As at June 30, 2026, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $4,056.

As at June 30, 2026, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $12,631.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2026. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2026, the Company had a receivables balance of $81,208 (June 30, 2025 - $21,467).

Page | 21

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(f) Equity Price Risk

The Company holds certain marketable security that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2026, a 10% increase (decrease) in the market price of the security held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $nil (June 30, 2025 - $5,400).

12.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

13.	INCOME TAX

A summary of the Company’s reconciliation of income taxes at statutory rates for the years ended June 30, 2026 and 2025, is as follows

	Years ended June 30,
	2026	2025
Canadian statutory tax rate	27.00%	27.00%

Loss before income taxes	$(1,578,941)	$(3,780,222)

Income tax recovery computed at Canadian statutory rates	(426,309)	(1,020,659)
Foreign tax rates different from statutory rate	322,632	(69,866)
Permanent items and other	(194,975)	583,296
Change in unrecognized deferred tax assets	298,652	507,229
	-	-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arises. Deductible temporary differences and unused tax loss for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2026	June 30, 2025
Non-capital loss carry forward	$14,962,117	$16,212,219
Capital loss carry forward	17,885,070	18,622,526
Proerpty, plant and equipment	240,563	248,417
Equity investments	246,411	337,682
Share issuance cost	1,980,621	857,623
	35,314,782	36,278,467

Page | 22

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

As of June 30, 2026, the Company has the following net operating losses, expiring various years to 2046 and available to offset future taxable income in Canada, Bolivia, respectively:

	Canada	Bolivia
2026	-	-
2027	-	1,262,008
2028	-	1,750,762
2029	-	1,928,247
2030	-	809,750
2031	-	1,212,114
2032	-	-
2033	-	-
2034	-	-
2035	-	-
2036	-	-
2037	-	-
2038	-	-
2039	-	-
2040	-	-
2041	-	-
2042	-	-
2043	1,915,434	-
2044	2,938,612	-
2045	2,224,393	-
2046	920,797
	$7,999,236	$6,962,881

As at June 30, 2026, the Company had capital loss carry forward of $17,885,070 that can be carried indefinitely in Canada (June 30, 2025 - $18,622,526).

14.	SEGMENTED INFORMATION

As at and for the year ended June 30, 2026, the Company operates in four (as at and for the year ended June 30, 2025 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

Page | 23

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(a) Segment information for assets and liabilities are as follows:

	June 30, 2026
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$37,292,965	$742,235	$542,341	$(12,212)	$38,565,329
Plant and equipment	134,578	129,228	39,467	633,674	936,947
Mineral property interests	-	92,758,700	22,877,215	5,039,302	120,675,217
Other assets	276,914	26,539	21,085	-	324,538
Total Assets	$37,704,457	$93,656,702	$23,480,108	$5,660,764	$160,502,031

Total Liabilities	$(894,887)	$(225,807)	$(2,140)	$(2,963)	$(1,125,797)

	June 30, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$16,341,420	$288,480	$210,194	$(135)	$16,839,959
Equity investments	54,020	-	-	-	54,020
Plant and equipment	153,455	291,060	50,326	637,956	1,132,797
Mineral property interests	-	90,580,869	21,353,851	4,999,645	116,934,365
Other assets	213,270	27,903	13,037	-	254,210
Total Assets	$16,762,165	$91,188,312	$21,627,408	$5,637,466	$135,215,351

Total Liabilities	$(685,596)	$(221,140)	$(20,585)	$(129)	$(927,450)

(b)	Segment information for operating results are as follows:

	Years ended June 30, 2026
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(27,484)	$-	$-	$-	$(27,484)
Salaries and benefits	(1,827,478)	-	-	-	(1,827,478)
Share-based compensation	(1,441,940)	-	-	-	(1,441,940)
Other operating expenses	(2,103,480)	(439,196)	(106,580)	(7,128)	(2,656,384)
Total operating expense	(5,400,382)	(439,196)	(106,580)	(7,128)	(5,953,286)

Income from investments	1,005,662	3,230	2,571	-	1,011,463
Loss on disposal of property, plant and equipment	-	(21,431)	-	-	(21,431)
Foreign exchange (loss) gain	427,938	427,408	(22,798)	(59,662)	772,886
Net (loss) income	$(3,966,782)	$(29,989)	$(126,807)	$(66,790)	$(4,190,368)

Attributed to:
Equity holders of the Company	$(3,966,782)	$(29,989)	$(126,807)	$(66,790)	$(4,190,368)
Non-controlling interests	-	-	-	-	-
Net (loss) income	$(3,966,782)	$(29,989)	$(126,807)	$(66,790)	$(4,190,368)

	Years ended June 30, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(33,797)	$(2,137)	$-	$-	$(35,934)
Salaries and benefits	(1,708,009)	-	-	-	(1,708,009)
Share-based compensation	(1,611,845)	-	-	-	(1,611,845)
Other operating expenses	(2,159,652)	(395,883)	(51,983)	(12,653)	(2,620,171)
Total operating expense	(5,513,303)	(398,020)	(51,983)	(12,653)	(5,975,959)

Income from investments	787,597	-	-	-	787,597
Foreign exchange gain	903,333	305,019	199,782	6	1,408,140
Net (loss) income	$(3,822,373)	$(93,001)	$147,799	$(12,647)	$(3,780,222)

Attributed to:
Equity holders of the Company	$(3,799,208)	$(93,001)	$147,799	$(12,647)	$(3,757,057)
Non-controlling interests	(23,165)	-	-	-	(23,165)
Net (loss) income	$(3,822,373)	$(93,001)	$147,799	$(12,647)	$(3,780,222)

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

15.	SUPPLEMENTARY CASH FLOW INFORMATION

	Years ended June 30,
Changes in non-cash operating working capital:	2026	2025
Receivables	$(61,582)	$29,584
Deposits and prepayments	(18,642)	104,544
Accounts payable and accrued liabilities	(114,466)	(9,152)
Due to a related party	104,495	40,304
	$(90,195)	$165,280

	Years ended June 30,
Non-cash capital transactions:	2026	2025
Reduction of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$224,335	$(312,984)

Cash and cash equivalents consists of:

Cash and cash equivalents:	June 30, 2026	June 30, 2025
Cash on hand and at bank	$4,695,723	$8,007,009
Cash equivalents	33,869,606	8,832,950
	$38,565,329	$16,839,959

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